                                                                  EXHIBIT (d)(2)

                           CONFIDENTIALITY AGREEMENT

                                January 13, 1999

Mr. David R. West
Course Technology
One Main Street
Cambridge, MA 02142
                                                                         PRIVATE
                                                                             AND
                                                                    CONFIDENTIAL

Dear Mr. West:

     In connection with the consideration by Course Technology or an affiliate (collectively, the "Buyer") of the possible purchase (the "Acquisition Transaction") of Wave Technologies International, Inc. (together with its subsidiaries, the "Company"), the Buyer has requested access to certain information, properties and personnel of the Company.

     In consideration for and as a condition to the Company's furnishing access to such information, properties and personnel of the Company as the Company, in its sole discretion, agrees to make available to the Buyer, the Buyer agrees as follows:

     1. Confidential and Proprietary Nature of the Information. The Buyer acknowledges the confidential and proprietary nature of the Confidential Information (as defined below), agrees to hold and keep the same as provided in this letter agreement, and otherwise agrees to each and every restriction and obligation in this letter agreement.

     2. Confidential Information. As used in this letter agreement, the term "Confidential Information" means and includes any and all of the following information, whether provided prior to or after the date of this letter agreement:

          (a) trade secrets concerning the business and affairs of the Company, which includes product specifications, data, know-how, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past current and planned research and development, current and planned manufacturing, sales or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, and any other information, however documented, that is a trade secret within the meaning of applicable state trade secret law, and

          (b) confidential information concerning the business and affairs of the Company, (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, and personnel training techniques and materials that has been or may hereafter be provided or shown to the Buyer by the Company or its employees, agents, advisors or other representatives (the "Company Representatives") or is otherwise obtained from review of Company documents or property or discussions with Company Representatives by the Buyer or the Buyer's employees, officers, directors, representatives, agents or advisors (including current or prospective financing sources) or representatives of the Buyer's agents and advisors (collectively, "the Buyer's Representatives"), irrespective of the form of the communication, and also includes all notes, analyses, compilations, studies, summaries or other material prepared by the Buyer or the Buyer's Representatives containing or based, in whole or in part, on any information included in the foregoing.

     Any trade secrets of the Company shall also be entitled to all of the protections and benefits under applicable state trade secret law and any other applicable law. If any information which the Company deems to be a trade secret is found by a court of competent jurisdiction not to be a trade secret for purposes of this letter agreement, then such information shall be eligible to be considered confidential information in accordance with section 2(b) of this letter agreement. In the case of trade secrets, the Buyer hereby waives
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any requirement that the Company submit proof of the economic value of any trade secret or post a bond or other security.

     3. Restricted Use of Confidential Information. The Buyer agrees that the Confidential Information (a) will be kept confidential by the Buyer and the Buyer's Representatives and (b) without limiting the foregoing, will not be disclosed by the Buyer or the Buyer's Representatives to any person whomsoever (including current or prospective financing sources) except with the specific prior written consent of the Company's chief executive officer or chief financial officer (the "Company Contact") or except as expressly otherwise permitted by the terms of this letter agreement. It is understood that the Buyer may disclose Confidential Information to only those of the Buyer's Representatives who (i) require such material for the purpose of evaluating a possible Acquisition Transaction (but to the extent practicable, only such part that is so required), (ii) are approved in writing by the Company Contact prior to any disclosure to them (which approval shall not be unreasonably withheld),
(iii) are informed by the Buyer of the confidential nature of the Confidential Material and the obligations of this letter agreement, and (iv) execute a counterpart of this letter agreement, which shall be delivered to the Company, thereby evidencing their agreement to be bound by the terms and conditions of this letter agreement as if they were a party to it. The following Buyer's Representatives that will be involved in the evaluation of any proposed transaction are to be considered to be approved by the Company and not required to execute a counterpart of this agreement:

(i)    COURSE TECHNOLOGY
       Mr. Joe Dougherty          President & Chief Executive Officer
       Mr. David West             Executive Vice President & Chief Financial Officer
       Mr. Jay McNamara           Vice President of Business & Operations
       Mr. Ted Purcell            General Manager, Corporate Learning Division
       Ms. Marybeth LaFauci       Manager, Financial Planning

(ii)   INTERNATIONAL THOMSON PUBLISHING
       Mr. Robert Christie        President & Chief Executive Officer
       Mr. Gene Gage              Senior Vice President, Finance & Operations
       Mr. Mark L. Wilson         Vice President, Finance & Business Development
       Mr. Rene Mathis            Vice President, Controller
       Ms. Bowie Choy             Director, Finance & Business Development
       Mr. Carl Urbania           Vice President, Chief Information Officer
       Mr. Steve Mower            Senior Vice President, Human Resources

(iii)  THE THOMSON CORPORATION
       Mr. Richard Harrington     President & Chief Executive Officer
       Mr. Dave Shaffer           Chief Operating Officer
       Mr. Robert Daleo           Chief Financial Officer
       Mr. Andrew Perrin          Vice President, Business Analysis & Planning
       Mr. John Carey             Manager of Business Analysis & Planning
       Mr. Sam Evans              Tax Director
       Mr. David Hulland          Vice President, Controller
       Mr. Edward Friedland       Deputy General Counsel
       Ms. Amy Meltzer Hughson    Assistant General Counsel

(iv)   Derek Goodman and the related support staff of Scott-Macon;

(v)    Executives and the related support staff of PricewaterhouseCoopers;

(vi)   Executives and the related support staff of The Parthenon Group; and

(vii)  any outside counsel deemed necessary by the Buyer.

     The Buyer further agrees that the Buyer and the Buyer's Representatives will not use any of the Confidential Information for any reason or purpose other than to evaluate a possible Acquisition Transaction and that the Confidential Information will not be used by the Buyer or the Buyer's Representatives in any way detrimental to the Company (it being acknowledged that any use other than evaluation of and negotiating the possible Acquisition Transaction shall be deemed detrimental). The Buyer also agrees to be responsible for enforcing the terms of this letter agreement as to the Buyer's Representatives and the confidentiality of the Confidential Information and to take such action, legal or otherwise, to the extent necessary to cause them to comply with the terms and conditions of this letter agreement and thereby prevent any disclosure of the Confidential Information by any of the Buyer's Representatives (including to take all actions that the Buyer would take to protect its own trade secrets and confidential information).

     4. Nondisclosure of Possible Acquisition Transaction. Except as permitted by the foregoing paragraph and except as expressly permitted by a definitive agreement, if any, entered into by the Buyer for an Acquisition Transaction, neither the Buyer nor the Buyer's Representatives will disclose to any person (including one who has been provided Confidential Information) the fact that the Confidential Information has been made available to the Buyer or the Buyer's Representatives or that the Buyer or the Buyer's Representatives have inspected any portion of the Confidential Information. Except with the prior written consent of the other party and except as expressly permitted by a definitive agreement, if any, entered into by the Buyer for an Acquisition Transaction, neither the Buyer nor the Buyer's Representatives will disclose the fact that any discussions or negotiations are taking place concerning a possible Acquisition Transaction, including the status of them.

     5. Company Contact. All requests by the Buyer or the Buyer's
Representatives for Confidential Information, meetings with Company personnel or Company Representatives, or inspection of the Company's properties shall be made to the Company Contact.

     6. Exceptions. The foregoing obligations and restrictions do not apply to that part of the Confidential Information that the Buyer demonstrates (a) was or becomes generally available to the public other than as a result of a disclosure by the Buyer or the Buyer's Representatives or (b) was available, or becomes available, to the Buyer on a non-confidential basis prior to its disclosure to the Buyer by the Company or a Company Representative, but only if (i) the source of such information is not bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting the information to the Buyer or the Buyer's Representatives by a contractual, legal, fiduciary or other obligation and (ii) the Buyer provides the Company with written notice of such prior possession either (A) prior to the execution and delivery of this letter agreement or (B) if the Buyer later becomes aware (through disclosure to the Buyer or otherwise through the Buyer's work on the proposed acquisition) of any aspect of the Confidential Information as to which the Buyer had prior possession, promptly upon the Buyer so becoming aware.

     7. Legal Proceedings. In the event that the Buyer or any of the Buyer's Representative are requested or become legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demand or similar process) or are required by a regulatory body to make any disclosure which is prohibited or otherwise constrained by this letter agreement, the Buyer or such Representative, as the case may be, will provide the Company with prompt notice of such request(s) so that it may seek an appropriate protective order or other appropriate remedy. If such protective order or other remedy is not obtained or the Company grants a waiver hereunder, then the Buyer or such Representative may furnish that portion (and only that portion) of the Confidential Information which, in the written opinion of counsel reasonably acceptable to the Company, the Buyer is legally compelled or are otherwise required to disclose; provided, however, that the Buyer and the Buyer's Representatives shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information so disclosed.

     8. Contact With Employees. Without the prior written consent of the Company Contact (a) neither the Buyer nor those of the Buyer's Representatives will initiate or cause to be initiated (other than through the Company) any communication with any employee of the Company concerning the Confidential Information or any possible Acquisition Transaction, and (b) the Buyer and the Buyer's Representatives will not, for a period of two (2) years after the date of this letter agreement, solicit or cause to be solicited the employment of or, within one (1) year after the date of this letter agreement, employ any person who is now employed by the Company.
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     9. Insider Trading. The Buyer hereby acknowledges that it is aware and that its Representatives have been advised that the United States securities laws prohibit any person who has material non-public information about a company from purchasing or selling securities of such company.

     10. Hostile Transactions. Buyer agrees that, for a period of one year after the date of this letter agreement, unless such shall have been specifically invited in writing by the Company, neither Buyer nor any of its affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the "1934 Act")) or Representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in,
(i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a "group" (as defined under the 1934 Act); (c) otherwise act, along or in concert with others, to seek to control or influence the management, board of directors or policies of the Company; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. The Buyer also agrees during such period not to request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

     11. Return of Confidential Information. If the Buyer determines that it does not wish to proceed with an Acquisition Transaction (and the Buyer shall promptly notify the Company Contact of such decision) or if the Company notifies the Buyer that it does not wish the Buyer to consider the Acquisition Transaction any further, then (a) the Buyer shall promptly deliver to the Company Contact all documents or other materials furnished by the Company or any Company Representative to the Buyer or the Buyer's Representatives constituting Confidential Information, together with all copies thereof in the possession or under the control of the Buyer or the Buyer's Representatives and (b) the Buyer shall destroy all documents or other matters that constitute, include or refer to Confidential Information in the possession or under the control of the Buyer or the Buyer's Representatives, including any summaries or other materials generated by the Buyer or the Buyer's Representatives that include or refer to any part of the Confidential Information without retaining a copy of any such material, with any such destruction confirmed by the Buyer in writing to the Company (and such confirmation shall include a list of the destroyed materials).

     12. No Obligation to Negotiate a Definitive Agreement. The Company reserves the right, in its sole discretion, to reject any and all proposals made by the Buyer or the Buyer's Representatives with regard to an Acquisition Transaction and to terminate discussions and negotiations with the Buyer and the Buyer's Representatives at any time. Without limiting the foregoing, nothing in this letter agreement requires either the Buyer or the Company or its shareholders to enter into an Acquisition Transaction or to negotiate such transaction for any specified period of time.

     13. No Representations or Warranties. The Company retains the right to determine, in its sole discretion, what information, properties and personnel it wishes to make available to the Buyer, and neither the Company nor its Representatives make any representation or warranty (express or implied) as to the completeness or accuracy of the Confidential Information, except pursuant to representations and warranties that may be made to the Buyer in a definitive agreement for an Acquisition Transaction when, as and if executed and subject to such limitations and restrictions as may be specified therein. The Buyer also agrees that if the Buyer determines to engage in an Acquisition Transaction, the Buyer's determination will be based solely on the terms of such definitive agreement and on the Buyer's own investigation, analysis and assessment of the business to be acquired. Moreover, unless and until such a definitive written agreement is entered into, neither the Company nor the Buyer will be under any legal obligation of any kind whatsoever with respect to such an Acquisition Transaction except for the matters specifically agreed to in this letter agreement or in another written agreement.

     14. Remedies. The Buyer hereby agrees to indemnify and hold the Company and its officers, directors, shareholders and agents harmless from any damages, loss, cost or liability (including legal fees and the cost of enforcing this indemnity) arising out of or resulting from any unauthorized use or disclosure by the Buyer or the Buyer's Representatives of the Confidential Information or other violation of this letter agreement. In addition, because an award of money damages (whether pursuant to the foregoing sentence or otherwise) would be inadequate for any breach of this letter agreement by the Buyer or the Buyer's Representatives and any such breach would cause the Company irreparable harm, the Buyer also agrees that in the event of any breach or threatened breach of this letter agreement, the Company shall also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies shall not be the exclusive remedies for any breach of this letter agreement but shall be in addition to all other remedies available at law or equity to the Company.

     15. Miscellaneous.

     (a) Modification and Waiver. The agreements set forth in this letter agreement may be modified or waived only by a separate writing signed by the Company and the Buyer expressly modifying or waiving such agreements. No failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

     (b) Person. The term "person" includes any corporation, company, partnership, limited liability company, individual or other entity.

     (c) Severability. The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect. If any of the covenants or provisions of this letter agreement are determined to be unenforceable by reason of its extent, duration, scope or otherwise, then the parties contemplate that the court making such determination shall reduce such extent, duration, scope or other provision and enforce them in their reduced form for all purposes contemplated by this letter agreement.

     (d) Costs. The Buyer agrees that if it is held by any court of competent jurisdiction to be in violation, breach or nonperformance of any of the terms of this letter agreement, then it shall pay all costs of such action or suit, including reasonable attorneys' fees.

     (e) Assignment. The Company reserves the right to assign all rights under this letter agreement, including the right to enforce all of its terms, to any successor corporation. In the event of an Acquisition Transaction that involves a sale of assets, the Company currently intends to assign to the Buyer rights to enforce the restrictions and other obligations of this letter agreement, including the right to enforce all of its terms.

     (f) Headings. Headings in this letter agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this letter agreement for the intent of any of its provisions.

     (g) Jurisdiction and Governing Law. The Buyer agrees and consents to personal jurisdiction and service and venue in any federal or state court within the State of Missouri having subject matter jurisdiction, for the purposes of any action, suit or proceeding arising out of or relating to this letter agreement. The venue of the court shall be within or, as close as possible to, the St. Louis Metropolitan area. This letter agreement is governed by, and shall be construed in accordance with, the laws of the State of Missouri (except the laws of that jurisdiction that would render such choice of laws ineffective).

     Please sign and return one copy of this letter agreement, which will constitute our agreement with respect to its subject matter.

                                          Very truly yours,

                                          WAVE TECHNOLOGIES INTERNATIONAL, INC.

                                          By: /s/ KENNETH W. KOUSKY
                                            ------------------------------------
                                            Kenneth W. Kousky, President

     DULY EXECUTED and agreed to on January 15, 1999.

                                          INTERNATIONAL THOMSON PUBLISHING, INC.
                                          d/b/a COURSE TECHNOLOGIES

                                          By: /s/ MARK L. WILSON
                                            ------------------------------------
                                          Name: Mark L. Wilson
                                              ----------------------------------
                                          Its: Vice President
                                            ------------------------------------

                                  CONFIDENTIAL

January 22, 1999
VIA FAX:
Mr. Kenneth W. Kousky
President
Wave Technologies International, Inc.
10845 Olive Boulevard, Ste. 250
St. Louis, MO
Dear Mr. Kousky:

     First, I would like to thank you for sending back to me a countersigned confidentiality agreement ("Confidentiality Agreement") so speedily. Unfortunately, however, Course Technology cannot go forward and review any information of Wave Technologies International, Inc. ("Company") without amending Section 8 of the Confidentiality Agreement.

     Upon further review, we realized that this provision should only apply to the ITP Group, Course Technology and TTC Corporate in Stamford, CT who will have access to the information. Since Thomson is a $6 billion corporation consisting of in excess of 86 independent companies, we cannot bind all of these companies without disclosing the details of this transaction to such companies. Other than Course Technology, the ITP Group and TTC Corporate, no other Thomson company has, or will have, knowledge of the proposed acquisition. We recognize we are bound to not disclose information regarding this transaction to any third party including affiliated Thomson companies. We intend to use the information provided ONLY to determine if a proposed transaction would benefit our companies.

     Accordingly, Section 8 shall only apply to Course Technology, other companies of the ITP Group, TTC Corporate and such other Thomson company or individual that receives information pursuant to the Confidentiality Agreement, or that receives encouragement or influence by one or more of such companies, in connection with the hiring of a Company employee, as well as their respective successors, assigns and agents.

     Until we confirm our agreement, please do not send us, or our representatives, any Confidential Information.

                                          Very truly yours,

                                          By: /s/ EDWARD A. FRIEDLAND
                                            Edward A. Friedland
                                            Vice President
ACCEPTED AND AGREED:

/s/ KENNETH W. KOUSKY
Kenneth W Kousky